SEC FILE NUMBER 001-14798
CUSIP NUMBER 29490B 101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: March 31, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

ERBA Diagnostics, Inc.

Full Name of Registrant

IVAX Diagnostics, Inc.

Former Name if Applicable

14100 NW 57th Court

Address of Principal Executive Office (Street and Number)

Miami Lakes, Florida 33014

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ERBA Diagnostics has delayed filing its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013. This delay has occurred as a result of delays in filing its Annual Report on Form 10-K for the year ended December 31, 2012 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 due to unforeseen delays in connection with completing and filing ERBA Diagnostics’ consolidated financial statements and the accompanying footnotes, which will include ERBA Diagnostics' recently acquired subsidiaries, Drew Scientific, Inc. and JAS Diagnostics, Inc.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kevin Clark	305	324-2300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☐ No ☒

Annual Report on Form 10-K for the year ended December 31, 2012

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒          No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Part III above.

FORWARD-LOOKING INFORMATION

ERBA Diagnostics has made forward-looking statements, which are subject to risks and uncertainties and which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, in this Notification of Late Filing on Form 12b-25. Forward-looking statements may be preceded by, followed by or otherwise include the words “may,” “will,” “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “projects,” “could,” “would,” “should,” or similar expressions or statements that certain events or conditions may occur. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by these forward-looking statements. These forward-looking statements are based largely on ERBA Diagnostics’ expectations and the beliefs and assumptions of ERBA Diagnostics’ management and on the information currently available to it and are subject to a number of risks and uncertainties, including, but not limited to, the risks and uncertainties that: ERBA Diagnostics’ financial results may take longer to prepare than anticipated; ERBA Diagnostics may not be able to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 when anticipated; ERBA Diagnostics’ integration of its recently acquired subsidiaries, Drew Scientific, Inc. and JAS Diagnostics, Inc., into ERBA Diagnostics may take longer than anticipated; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. See also the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2011, as supplemented by Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, for further discussion of certain risks and uncertainties that could materially and adversely affect our business, operating results or financial condition. Many of these factors are beyond our control.

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ERBA Diagnostics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2013	By:	/s/ Kevin Clark
	Name:	Kevin Clark
	Title:	Chief Executive Officer, Chief Operating Officer, and President

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